SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

OVERLAND STORAGE, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

690310206

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 23 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D/A

CUSIP No. 690310206		Page 2 of 23

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,836,931[1]
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,836,931[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,931[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.53%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in

Schedule 13D/A

CUSIP No. 690310206		Page 3 of 23

payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 4 of 23

1.	NAMES OF REPORTING PERSONS Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 658,976[1]
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 658,976[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,976[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.42%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the

Schedule 13D/A

CUSIP No. 690310206		Page 5 of 23

agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 6 of 23

1.	NAMES OF REPORTING PERSONS CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 581,287[1]
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 581,287[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,287[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.01%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 7 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 8 of 23

1.	NAMES OF REPORTING PERSONS Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,882,971[1]
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,971[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,971[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.76%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 9 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 10 of 23

1.	NAMES OF REPORTING PERSONS Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 283,172[1]
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,172[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,172[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.47%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 11 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 12 of 23

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,836,931[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,836,931[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,931[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.53%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 13 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 14 of 23

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,240,263[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,240,263[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,263[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.43%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 15 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 16 of 23

1.	NAMES OF REPORTING PERSONS FBC Holdings S.á r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,430,526[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,430,526[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,430,526[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.88%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 17 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 18 of 23

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,836,931[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,836,931[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,836,931[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.53%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split. On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $6.50. On June 28, 2013, certain of the Reporting Persons were issued a total of 63,123 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 33,834 shares; CRS was issued 10,983 shares; Crescent was issued 12,688 shares; and Cyrus Select was issued 5,618 shares. The shares issued in payment of accrued interest were issued at $5.75 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the

Schedule 13D/A

CUSIP No. 690310206		Page 19 of 23

Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $5.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 1,457,272 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 1,457,272 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 781,098 shares; CRS Master Fund, L.P. (“CRS”) was issued 253,565 shares; Crescent 1, L.P. (“Crescent”) was issued 292,912 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 129,697 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 68,705 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 36,826 shares; CRS was issued 11,955 shares; Crescent was issued 13,810 shares; and Cyrus Select was issued 6,115 shares. The shares issued in payment of accrued interest were issued at $4.90 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 9,430,526 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash. The percentage ownership of the Issuer’s Common Stock is based upon 17,506,003 shares of Common Stock outstanding as of May 7, 2014, as reported in the Issuer’s Form 10-Q filed with the Commission on May 15, 2014, and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206		Page 20 of 23

EXPLANATORY NOTE: This constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D relating to the shares of Common Stock of Overland Storage, Inc. (the “Issuer”) filed with the Commission on February 22, 2013, as subsequently amended by Amendment No. 1 on May 15, 2013, by Amendment No. 2 on November 6, 2013, by Amendment No. 3 on November 13, 2013, by Amendment No. 4 on December 26, 2013 and by Amendment No. 5 on January 28, 2014 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”), Tandberg Data Management S.à r.l., a Luxembourg private limited liability company (“TDM”), and Mr. Stephen C. Freidheim. Each of Cyrus Opportunities, CRS, Crescent and Cyrus Select, or collectively the Cyrus Funds, are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 6 without being defined herein have the respective meanings given to them in the Schedule 13D. On April 9, 2014, a one-for-five (1-for-5) reverse stock split of the Issuer’s common stock became effective. The reverse stock split affects all of the Issuer’s outstanding shares of common stock, as well as the number of shares of common stock issuable upon conversion of convertible instruments outstanding on the effective date of the reverse stock split and the per share conversion price thereof. All share amounts and per share prices set forth in this Schedule 13D have been adjusted to reflect such reverse stock split.

ITEM 3.	Source and Amount of Funds or Other Consideration

On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash.

ITEM 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented by the following:

On May 15, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sphere 3D Corporation, an Ontario corporation (“Sphere”), and S3D Acquisition Company, a California corporation and wholly owned subsidiary of Sphere (“Merger Sub”). The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into the Issuer (the “Merger”), and as a result the Issuer will continue as the surviving operating corporation and become a wholly owned subsidiary of Sphere.

Each of the boards of directors of Sphere and Merger Sub, and the Issuer (upon the unanimous recommendation of a special committee of independent directors of the Issuer) has approved the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock of the Issuer will be canceled and extinguished and automatically converted into the right to receive a fraction of a fully paid and nonassessable share of common stock of Sphere equal to the Exchange Ratio. The “Exchange Ratio” shall be equal to 0.510594 plus the quotient obtained by dividing (x) the number of shares of common stock of Sphere held by the Issuer immediately prior to the closing of the Merger by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i) 105% of the principal amount of any indebtedness of the Issuer to the Cyrus Funds repaid by the Issuer on or after the date of the Merger Agreement and prior to the closing of the Merger divided by (ii) 8.675 by (B) 18,495,865.20.

At the Effective Time, all outstanding warrants to purchase the Issuer Common Stock, options to purchase Issuer Common Stock and all outstanding awards of restricted stock units with respect to Issuer Common Stock, whether or not vested or exercisable at the Effective Time, shall be assumed by Sphere. All outstanding awards of stock appreciation rights with respect to the Issuer Common Stock will be cancelled at the Effective Time.

All outstanding Original Notes and New Notes are to be repaid in full upon consummation of the Merger and the Cyrus Funds are to receive an additional payment equal to five percent (5%) of the principal amount outstanding under the Notes, payable in shares of the common stock of Sphere.

Schedule 13D/A

CUSIP No. 690310206		Page 21 of 23

In connection with the Merger Agreement, Sphere agreed to loan the Issuer up to $5 million dollars (the “Financing”) pursuant to a note to be issued to Sphere by the Issuer which will be subordinated to certain existing indebtedness of the Issuer and will be secured by inventory of the Issuer and shares of common stock of Sphere owned by the Issuer. The Financing shall be made in two installments, with the first borrowing to occur by no later than May 19, 2014 and the second borrowing to occur on or about June 3, 2014.

The Merger Agreement provides that, upon consummation of the Merger, Sphere shall cause two nominees of the Issuer to be appointed to the board of directors of Sphere, in addition to Eric Kelly who will remain as a Sphere director.

The completion of the Merger is subject to the approval of shareholders of the Issuer. In addition, the Merger is subject to other customary closing conditions, including, among others, (i) the declaration by the Securities and Exchange Commission (“SEC”) of the effectiveness of the Registration Statement on Form F-4 to be filed with the SEC, (ii) Sphere having received all state securities authorizations necessary for the issuance of shares of Sphere’s common stock, and (iii) the shares of Sphere’s common stock issuable pursuant to the Merger Agreement shall have been approved for listing on the TSX Venture Exchange (the “TSXV”) and on the NASDAQ Capital Market, subject, in the case of the TSXV, to the making of certain prescribed filings as soon as possible following the closing of the Merger.

Each of the Issuer and Sphere has agreed to customary and generally reciprocal representations, warranties and covenants in the Merger Agreement. Among these covenants, both the Issuer and Sphere have agreed to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger. Further, the Issuer has agreed not to solicit alternative transactions or, except under limited circumstances to permit the Issuer’s Board of Directors to comply with its fiduciary duties, participate in any discussions or negotiations, or furnish to third parties any information, with respect thereto.

The Merger Agreement contains certain termination rights for both the Issuer and Sphere, including in the event that the Merger is not consummated by December 31, 2015 (subject to extension to January 31, 2016 in certain circumstances), or if the requisite stockholder approvals are not received. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by the Issuer as a result of the Issuer entering into an agreement for an alternative transaction, the Issuer may be required to pay to Sphere a termination fee of $3.5 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an Exhibit hereto.

As a condition to its willingness to enter into the Merger Agreement, Sphere entered into voting agreements (the “Sphere Voting Agreements”), dated as of May 15, 2014, with various shareholders of the Issuer including the Cyrus Funds and FBC, pursuant to which the shareholders agreed, upon the terms and subject to the conditions set forth therein, (a) to vote their shares of the Issuer’s common stock for the Merger and against any competing transaction that may be proposed and (b) to not sell or otherwise transfer their shares, except in connection with Merger. The shareholders of the Issuer entering into the voting agreements collectively hold approximately 64% of the outstanding shares of the Issuer.

The foregoing description of the Sphere Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Sphere Voting Agreements, a form of which is filed as an Exhibit hereto.

On March 27, 2014, the Board of Directors of the Issuer appointed Daniel Bordessa and Nils Hoff to serve as members of the Board of Directors until the next annual meeting of the shareholders of the Issuer and until a successor has been elected and qualified, or until their earlier death, resignation or removal. Messrs. Bordessa and Hoff were appointed to the Board of Directors as the designees of the Reporting Persons pursuant to the Voting Agreement, dated January 21, 2014, between the Issuer and FBC, entered into in connection with the Issuer’s acquisition of Tandberg. Mr. Bordessa, who is employed by Cyrus, recused himself from decisions relating to the Merger Agreement with Sphere.

On March 21, 2014, certain of the Reporting Persons loaned Sphere an aggregate of $5,000,000, which loan remains outstanding.

By virtue of having entered into the Sphere Voting Agreements, the Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13D of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Schedule 13D/A

CUSIP No. 690310206		Page 22 of 23

ITEM 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is supplemented by the following:

(a) On March 31, 2014, certain of the Reporting Persons were issued a total of 28,423 shares of Common Stock for interest accrued on the outstanding Original Notes and New Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 16,372 shares; CRS was issued 4,718 shares; Crescent was issued 5,201 shares; and Cyrus Select was issued 2,132 shares. The shares issued in payment of accrued interest were issued at $4.75 per share. These shares of Common Stock were issued at the election of the Issuer in lieu of payment of interest in cash.

(b) Except as set forth or incorporated herein, there have been no transactions with respect to the securities of the Issuer during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented by the information set forth in Item 4 above which is incorporated by reference in Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by adding the following exhibit thereto:

Exhibit I: Agreement and Plan of Merger dated as of May 15, 2014 by and among the Issuer, Sphere 3D Corporation and S3D Acquisition Company (included as Exhibit 2.1 to the Issuer’s Current report on Form 8-K/A filed with the Securities and Exchange Commission on May 19, 2014 and incorporated by reference herein).

Exhibit J: Form of Voting Agreement and Irrevocable Proxy, dated as of May 15, 2014 by and among Sphere 3D Corporation and certain of the Issuer’s shareholders (included as Exhibit 10.1 to the Issuer’s Current report on Form 8-K/A filed with the Securities and Exchange Commission on May 19, 2014 and incorporated by reference herein).

Schedule 13D/A

CUSIP No. 690310206		Page 23 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 27th day of May, 2014.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually